UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 7 March, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 4 March 2022: Dealings in securities by a Prescribed Officer and the Group Company Secretary of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER AND THE GROUP COMPANY SECRETARY OF SASOL LIMITED

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer and the Group Company Secretary of Sasol Limited.

Transaction date:	3 March 2022
Class of securities:	Sasol ordinary shares
Nature of transaction:	Sale of shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
H C Brand	Prescribed Officer: Sasol Limited	5000	392,68	1 963 400,00

Transaction date:	2 March 2022
Class of securities:	Sasol ordinary shares
Nature of transaction:	Sale of shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
M du Toit	Company Secretary: Sasol Limited and Sasol South Africa Limited	425	383,68	163 064,00
		75	383,50	28 762,50
			Total:	191 826,50

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

4 March 2022
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 March 2022   By: /sgd/M du Toit
                                               Name: M du Toit
                                               Title: Group Company Secretary